

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2013

<u>Via E-mail</u>
Mr. Graham Hetherington
Chief Financial Officer
Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24, Republic of Ireland

Re: Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
File No. 000-29630

Dear Mr. Hetherington:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Gus Rodriguez for Joel Parker

Joel Parker
Accounting Branch Chief